Exhibit 3.2

Article 3 of the Electro-Sensors, Inc., Bylaws, Directors, is hereby amended to add a new Section 3.12, as forth below, effective June 10, 2022

Section 3.12. Exclusive Forum for Internal Corporate Claims.

The sole and exclusive forum for (i) any claim that is based upon a violation of a duty under the laws of the State of Minnesota by a current or former director, officer or shareholder in such capacity; (ii) any derivative action or proceeding brought on behalf of the corporation; or (iii) any action asserting a claim arising under any provision of the Minnesota Business Corporation Act or the corporation’s articles or bylaws will be the federal courts (where jurisdiction exists) and state courts located in Hennepin County, Minnesota. Any person or entity purchasing or otherwise acquiring an interest in shares of capital stock of the corporation is deemed to have notice of and consented to the provisions of this bylaw.